Exhibit 99.1

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

16 February 2012

REED ELSEVIER 2011 RESULTS

Reed Elsevier, the global professional information company, today issues its financial results for the year to 31 December 2011.

Financial highlights

•    Underlying revenue up 2% (3% excluding biennial exhibition cycling)

•    Underlying adjusted operating profit up 5%; up 4% at constant currencies

•    Adjusted EPS up 8% to 46.7p for Reed Elsevier PLC; up 6% to €0.83 for Reed Elsevier NV

•    Reported EPS up 19% to 32.4p for Reed Elsevier PLC; up 16% to €0.59 for Reed Elsevier NV

•    Full year dividend up 6% to 21.55p for Reed Elsevier PLC and €0.436 for Reed Elsevier NV

•    Net debt of £3.4bn; 2.3 times adjusted EBITDA (pensions and lease adjusted)

Commenting on the results, Anthony Habgood, Chairman, said:

“Reed Elsevier continued its positive momentum in 2011. All five business areas contributed to underlying revenue growth excluding biennial cycling. Underlying operating profits grew well, and we delivered a good increase in earnings per share. Our cash flow generation has allowed us to invest in our businesses, while maintaining a strong balance sheet and we are recommending a 6% increase in the full year dividend. Our Chief Executive has continued to reshape his team with several new management appointments and I am confident that our actions will continue to strengthen our long term growth prospects.”

Chief Executive Officer, Erik Engstrom, commented:

“2011 was a year of good progress both strategically and financially. Our large subscription and data businesses are performing well and uncertainty in the macro economic environment in the latter part of the year had only a limited impact on some of our more cyclical businesses. Organic development remains at the core of our strategy, and in 2011 we increased our investment and accelerated new product launches, focusing on the provision of information solutions that demonstrably improve the economics of our professional and business customers.

The increasing profitability of our business reflects a combination of our global operating approach, aiming to keep cost growth below revenue growth, and portfolio development. In 2011 we continued to sharpen our strategic focus, exiting a number of smaller businesses that are no longer aligned to our strategic direction and making bolt on acquisitions, principally in high growth data services.

The macro economic outlook remains uncertain, but by delivering highly valued products and services to our professional customers, and a relentless focus on process efficiency, we expect to deliver another year of underlying revenue and profit growth in 2012.”

Reed Elsevier 2011 Results 2

FINANCIAL HIGHLIGHTS

Underlying revenue growth of 2% (3% excluding biennial cycling) was largely driven by strong performances from our core electronic subscription and transaction businesses. Total revenues, after acquisitions and disposals and currency translation effects, declined by 1% to £6,002m or 3% to €6,902m (2010: £6,055m/€7,084m).

Adjusted operating profits increased by 5% to £1,626m or 3% to €1,870m (2010: £1,555m/€1,819m); underlying growth, excluding acquisitions and disposals and currency translation effects, was 5%. The adjusted operating margin was up by 1.4 percentage points to 27.1%.

Interest costs reduced by 15% to £235m or 16% to €270m (2010: £276m/€323m) reflecting the strong free cash flow and term debt redemptions. Adjusted pre tax profits increased by 9% to £1,391m or 7% to €1,600m (2010: £1,279m/€1,496m).

The adjusted effective tax rate increased by 0.6 percentage points to 23.3% (2010: 22.7%).

Adjusted EPS was up 8% to 46.7p for Reed Elsevier PLC and up 6% to €0.83 for Reed Elsevier NV; up 6% at constant currencies. Reported earnings per share after amortisation of acquired intangible assets and acquisition related costs was up 19% to 32.4p for Reed Elsevier PLC and up 16% to €0.59 for Reed Elsevier NV. There were no exceptional restructuring costs in 2011.

The proposed full year dividends are up 6% to 21.55p (2010: 20.4p) for Reed Elsevier PLC and €0.436 (2010: €0.412) for Reed Elsevier NV.

Year end net debt was £3.4bn/€4.1bn (2010: £3.5bn/€4.0bn), 2.3 times adjusted EBITDA (pension and lease adjusted) with an adjusted operating cash flow conversion rate of 93%. Capital expenditure represented 6% of sales (2010: 5%).

REED ELSEVIER FINANCIAL SUMMARY

	£			€
	2011 £m	2010 £m	Change %	2011 € m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue	6,002	6,055	-1%	6,902	7,084	-3%	0%	+2%

Adjusted operating profit	1,626	1,555	+5%	1,870	1,819	+3%	+4%	+5%

Adjusted operating margin	27.1%	25.7%		27.1%	25.7%

Interest	(235)	(276)		(270)	(323)
Adjusted profit before tax	1,391	1,279	+9%	1,600	1,496	+7%	+7%

Tax	(324)	(290)		(373)	(339)
Minority interests	(7)	(6)		(8)	(7)
Adjusted net profit	1,060	983	+8%	1,219	1,150	+6%	+6%

Reported net profit	760	642	+18%	874	751	+16%	+15%

Net borrowings	3,433	3,455		4,119	4,043

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
	2011 pence	2010 pence	Change %	2011 €	2010 €	Change %	Change at constant currencies
Adjusted earnings per share	46.7p	43.4p	+8%	€0.83	€0.78	+6%	+6%
Reported earnings per share	32.4p	27.3p	+19%	€0.59	€0.51	+16%
Ordinary dividend per share	21.55p	20.4p	+6%	€0.436	€0.412	+6%

Adjusted and underlying figures are supplemental performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 27. The reported operating profit figures are set out in note 2 on page 24. Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made both in the year and prior year and assets held for sale. Constant currency growth rates are based on 2010 full year average and hedge exchange rates.

Reed Elsevier 2011 Results 3

OPERATIONAL HIGHLIGHTS

•	Reed Elsevier

•	Good progress against strategic priorities; significant new product launches and improved business mix

•	Underlying revenue growth, excluding biennial exhibition cycling, in each of the five business areas for first time since 2007

•	Continued format transition; print down to 22% of revenue

•	Further portfolio development with expansion of online data services and exit from small businesses in all five business areas that are no longer aligned with our strategic direction

•

Outlook: Macro economic outlook remains uncertain, but by delivering highly valued products and services to our professional customers, and a relentless focus on process efficiency, we expect to deliver another year of underlying revenue and profit growth in 2012

	£			€			%	%
	2011 £m	2010 £m	Change %	2011 € m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue
Elsevier	2,058	2,026	+2%	2,367	2,370	0%	+1%	+2%
LexisNexis Risk Solutions	908	927	-2%	1,044	1,085	-4%	+1%	+4%
LexisNexis Legal & Professional	1,634	1,691	-3%	1,879	1,978	-5%	-2%	+1%
Reed Exhibitions	707	693	+2%	813	811	0%	+1%	0%
Reed Business Information	695	718	-3%	799	840	-5%	-4%	+1%

	6,002	6,055	-1%	6,902	7,084	-3%	0%	+2%

Adjusted operating profit
Elsevier	768	724	+6%	883	847	+4%	+3%	+4%
LexisNexis Risk Solutions	362	354	+2%	416	414	0%	+6%	+12%
LexisNexis Legal & Professional	229	238	-4%	263	279	-5%	-4%	-2%
Reed Exhibitions	167	158	+6%	192	185	+4%	+4%	+2%
Reed Business Information	110	89	+23%	127	104	+22%	+22%	+15%
Unallocated items	(10)	(8)		(11)	(10)

	1,626	1,555	+5%	1,870	1,819	+3%	+4%	+5%

•	Elsevier (47% of adjusted operating profit)

•	Underlying revenue growth +2% versus +2% in 2010

•	Science & Technology +4%, reflecting good growth in global research activity; Health Sciences flat with good growth in medical research and electronic solutions offset by print declines

•	Underlying operating profit +4%, reflecting increased efficiency

•	Outlook: Continued modest underlying revenue growth in 2012

•	LexisNexis Risk Solutions (22% of adjusted operating profit)

•	Underlying revenue growth +4%, with good growth in Insurance (+7%) and Business Services tempered by a slowdown in Screening in the second half and declines in federal government contracts

•	Underlying operating profit +12%, reflecting scale benefits and successful ChoicePoint integration

•	Outlook: Continued good underlying revenue growth in Insurance and Business Services; Screening and Government markets remain uncertain

Reed Elsevier 2011 Results 4

•	LexisNexis Legal & Professional (14% of adjusted operating profit)

•	Underlying revenue growth resumed, +1% versus -2% in 2010

•	Underlying operating profit down 2%, with margin broadly flat at 14% in line with expectations, including higher investment

•	Significant progress in new product launch programme

•	Outlook: Legal markets remain stable but subdued, limiting revenue and margin growth potential in the short term

•	Reed Exhibitions (10% of adjusted operating profit)

•	Underlying revenues flat, but +10% excluding biennial cycling, with good growth across all major geographies

•	Underlying operating profit +2%

•	Accelerated new launch activity, 43 new shows in 2011, and selective acquisitions, increasing presence in faster growing sectors and geographies

•	Outlook: Positive impact from biennial cycling in 2012; good momentum in annual shows, but some signs of market softness in Europe

•	Reed Business Information (7% of adjusted operating profit)

•	Underlying revenue growth restored to +1% following 3 years of decline

•	Underlying operating profit +15%; margin +3.4 percentage points to 15.8%

•	Portfolio rebalanced towards data services, driven by organic growth and acquisitions of Accuity, CBI China and Ascend

•	Outlook: Good growth in core data services businesses offset by softness in print advertising

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Patrick Kerr (Media) +44 (0)20 7166 5646

FORWARD LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Reed Elsevier 2011 Results 5

Operating and financial review

OPERATING REVIEW

Elsevier

	£			€			%	%
	2011 £m	2010 £m	Change %	2011 € m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue
Science & Technology	1,076	1,015	+6%	1,238	1,187	+4%	+4%	+4%
Health Sciences	982	1,011	-3%	1,129	1,183	-5%	-2%	0%

	2,058	2,026	+2%	2,367	2,370	0%	+1%	+2%

Adjusted operating profit	768	724	+6%	883	847	+4%	+3%	+4%
Adjusted operating margin	37.3%	35.7%	+1.6pts	37.3%	35.7%	+1.6pts

Increasing global scientific and medical research activity supported good growth in research information and online tools. Health Sciences saw continued pressure on print book sales to individuals and European pharma promotion, but achieved good growth in global medical research and clinical decision support.

Underlying revenues and adjusted operating profits were up 2% and 4% respectively.

Science & Technology generated underlying revenue growth of 4%. Global research activity has continued to grow broadly in line with long term historical trends, and Elsevier generated good growth in the volume of articles submitted and published in the year, and improved the quality of articles relative to other publishers as measured by citation share. As academic research becomes increasingly interdisciplinary and collaborative across geographies, Elsevier is providing information and analytical tools that help academic institutions to achieve better research outcomes. Sales of databases and tools grew strongly.

Health Sciences underlying revenues were flat. Our global medical research business benefited from similar drivers to those in the Science & Technology research business, and online clinical decision support achieved double digit growth as healthcare customers look to achieve improved medical outcomes and increased efficiency. Across Health Sciences, online solutions and electronic products grew well and now account for nearly 40% of revenues. European pharma promotion declines have continued, and print book sales to individuals came under increasing pressure, reflecting the format shift to online, and lower enrolment in US nursing and health profession career schools. Our business in emerging markets, most notably India, China and Latin America performed well.

Underlying cost growth was 1%, reflecting ongoing emphasis on process efficiencies and procurement savings offsetting business growth and spending on new product development and sales & marketing initiatives.

Outlook: The customer budgetary environment remains broadly similar to that seen last year with variations by both geography and customer. In research, we expect volume growth to continue, and the subscription renewal process for 2012 is well progressed. In health, we expect the transition from print to electronic to continue, with strong demand for electronic solutions offset by print declines. Overall, modest underlying revenue growth is expected in 2012 for Elsevier.

Reed Elsevier 2011 Results 6

Operating and financial review

LexisNexis Risk Solutions

	£			€			%	%
	2011 £m	2010 £m	Change %	2011 € m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue	908	927	-2%	1,044	1,085	-4%	+1%	+4%

Adjusted operating profit	362	354	+2%	416	414	0%	+6%	+12%
Adjusted operating margin	39.9%	38.2%	+1.7pts	39.9%	38.2%	+1.7pts

Continued good growth in insurance data & analytics and business services reflects solid demand for our core products and the successful extension of the range of services that we provide. Screening revenues slowed in the second half reflecting hiring trends, and US federal government markets remained under pressure.

Underlying revenues and adjusted operating profits were up 4% and 12% respectively.

The insurance data & analytics business generated revenue growth of 7%, driven by the increasing adoption of solutions across the insurance workflow from marketing through to claims handling that improve underwriting economics and operational efficiency. In November, LexisNexis Risk Solutions completed the sale of its infrastructure software business, focusing the insurance business on high value data and analytics.

Business services achieved growth of 4%, reflecting good growth in credit scoring and anti-money laundering for the financial services industry and e-commerce for corporate markets, moderated by the effect of a softening in the US real estate market on the mortgage-related business.

Screening solutions grew 3%, with growth slowing over the course of the year as operational improvements in sales force effectiveness and increased penetration of the mid-size corporate market were offset by a US hiring environment that weakened as the year progressed. Government solutions revenues declined as the wind down of some lower margin one-off federal sales were only partly offset by growth in state and local revenues, driven by increased focus on fraud, waste and abuse.

Underlying costs declined 1% despite the business growth and new product investment, reflecting cost savings, notably in technology, and from the successful ChoicePoint integration. The adjusted operating margin increased by 1.7 percentage points to 39.9%.

Outlook: In 2012, we expect good growth in insurance data and analytics to continue, driven by sustained demand for core underwriting products and growth from new products. We expect business services to continue to perform well, supported by new product growth in financial services and corporate markets. The screening solutions outlook is more uncertain given the US employment environment, and in government solutions, while federal budgets remain under pressure, growth is expected from state and local government.

Reed Elsevier 2011 Results 7

Operating and financial review

LexisNexis Legal & Professional

	£			€			%	%
	2011 £m	2010 £m	Change %	2011 €m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue	1,634	1,691	-3%	1,879	1,978	-5%	-2%	+1%

Adjusted operating profit	229	238	-4%	263	279	-5%	-4%	-2%
Adjusted operating margin	14.0%	14.1%	-0.1pts	14.0%	14.1%	-0.1pts

LexisNexis Legal & Professional revenues returned to underlying revenue growth in 2011, and margins were broadly flat as expected. Most of our legal markets have stabilised, and we stepped up new product launch activity.

Underlying revenues and adjusted operating profits were up 1% and down 2% respectively.

Our US research & litigation revenues returned to slight growth, benefiting from a stabilisation in legal industry activity. We achieved good growth in lexis.com searches and in new sales of research and litigation tools and services to law firms, government and corporate legal customers. Growth in practice management tools was offset by continued but moderating declines in news & business information to corporate customers, and in web based listings.

International markets outside the US also returned to growth. Electronic revenues grew 7% reflecting strong demand for legal tools and solutions, although this was largely offset by further print declines as format transition continued. Print based products now account for less than 40% of revenue.

Significant progress has been made in the development of next generation legal offerings with a number of new product releases during the course of the year including the latest release of Lexis Advance in December, targeting research intensive lawyers. Initial feedback from the legal community has been very positive, positioning us well for future product releases.

Underlying cost growth was 1% reflecting continued investment in next generation legal offerings and sales & marketing, offset by continued cost initiatives. The adjusted operating margin was broadly flat at 14.0%.

Outlook: In 2012 we intend to continue to introduce new products that will better serve our legal and corporate customer base. However, legal markets remain stable but subdued, limiting revenue and margin growth potential in the short term.

Reed Elsevier 2011 Results 8

Operating and financial review

Reed Exhibitions

	£			€			%	%
	2011 £m	2010 £m	Change %	2011 €m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue	707	693	+2%	813	811	0%	+1%	0%

Adjusted operating profit	167	158	+6%	192	185	+4%	+4%	+2%
Adjusted operating margin	23.6%	22.8%	+0.8pts	23.6%	22.8%	+0.8pts

The net cycling out of biennial shows held back growth in 2011. Excluding biennial cycling, underlying revenue growth was 10%, with good growth across all geographies. New launch activity was accelerated, and we have made a number of selective acquisitions which have increased our presence in high growth markets.

Underlying revenues and adjusted operating profits were flat and up 2% respectively.

In Europe, underlying revenue grew 6% excluding biennial cycling, with Mipcom and Mapic performing particularly well. Mipim, Reed Exhibitions’ largest individual show, returned to good growth after experiencing a decline in 2010. In North America underlying revenues grew 16% excluding cycling, with strong performances across a wide range of events. Outside Europe and North America underlying revenue growth was 13% excluding biennial events, including particularly strong growth in China, Brazil, Russia and the Middle East.

New launch activity was accelerated in 2011, leveraging our global sector groups and technology platform, with 43 new events, the vast majority of which were in faster growing markets and sectors. In addition to new launches, Reed Exhibitions made a number of small complementary acquisitions during the year including Multiplus, serving the biofuels industry, and Expo Seguridad, extending our security sector portfolio into Latin America. In January 2012 Reed Exhibitions took full ownership of our joint venture, Alcantara Machado, Brazil’s leading exhibition organiser. In addition to expanding our presence in this high growth market, this will help to reduce the revenue impact of biennial cycling in future years.

Underlying costs were down 1%, reflecting tight cost control, while funding the significantly increased launch programme and build out of global industry groups and information technology capabilities. The adjusted operating margin was 0.8% percentage points higher than in 2010 at 23.6%.

Outlook: 2012 revenues will benefit from the net cycling in of biennial events. 2012 has started well, with good performances from annual shows, albeit with some signs of softness in European markets. We remain alert to how changes in the macro economic environment may impact customer sentiment as the year progresses, particularly in Europe.

Reed Elsevier 2011 Results 9

Operating and financial review

Reed Business Information

	£			€			%	%
	2011 £m	2010 £m	Change %	2011 €m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue	695	718	-3%	799	840	-5%	-4%	+1%

Adjusted operating profit	110	89	+23%	127	104	+22%	+22%	+15%
Adjusted operating margin	15.8%	12.4%	+3.4pts	15.8%	12.4%	+3.4pts

RBI returned to underlying revenue growth, with strong growth in data services mostly offset by continued weakness in print advertising. We made significant further progress on portfolio realignment with acquisitions in data services and disposals of print magazine titles. The majority of the margin increase reflects organic development, supported by our exits from low margin businesses.

Underlying revenues and adjusted operating profits were up 1% and 15% respectively.

The major data services businesses, which accounted for 25% of RBI revenues in 2011, delivered underlying revenue growth of 9%, with strong growth in ICIS, Bankers Almanac and XpertHR, partially offset by Reed Construction Data serving the challenged US construction industry. Online marketing solutions grew 2%, driven largely by Totaljobs in the UK online recruitment market, offset by weakness in lead generation businesses, BuyerZone and Hotfrog. Leading brands saw stable revenues, with online growth compensating for print advertising declines. Other business magazines and communities saw an underlying revenue decline of 5% reflecting continued print advertising market weakness.

Underlying costs were down 2%, reflecting continuing measures taken to realign the cost base. Adjusted operating margins increased 3.4% percentage points to 15.8%.

RBI built on its existing data services offerings with three acquisitions made in the year. The acquisition of a majority stake in CBI China brings a market leading petrochemical and energy information business to complement ICIS. The combination of Accuity, acquired in November, with Bankers Almanac creates leading positions in payment efficiency, transaction compliance and bank counterparty assessment for the financial services industry. Ascend, a leading provider of online aircraft and valuation data to the aviation industry, complements the Flightglobal aerospace business. A number of disposals were also made during the course of the year, including UK road transport and computing titles and the QSS magazine subscription fulfillment business.

Outlook: Good growth in data services is expected to continue in 2012 offset by softness in print advertising. RBI will have a full year contribution from the recent acquisitions of CBI China, Ascend and Accuity, partially offset by the effects of small disposals. In the current economic environment, we remain cautious on the near term outlook for advertising and marketing based revenues.

Reed Elsevier 2011 Results 10

Operating and financial review

FINANCIAL REVIEW

REED ELSEVIER COMBINED BUSINESSES

Reported figures

	£			€			%	%
	2011 £m	2010 £m	Change %	2011 €m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Reported figures
Revenue	6,002	6,055	-1%	6,902	7,084	-3%	0%	+2%
Operating profit	1,205	1,090	+11%	1,386	1,275	+9%	+8%
Profit before tax	948	768	+23%	1,090	898	+21%	+20%
Net profit	760	642	+18%	874	751	+16%	+15%
Net borrowings	3,433	3,455		4,119	4,043

(The reported figures include amortisation of acquired intangible assets, acquisition related costs, disposals and other non operating items, related tax effects, movements in deferred tax assets and liabilities that are not expected to crystallise in the near term and, in 2010, exceptional restructuring costs. There were no exceptional restructuring charges in 2011. Adjusted figures that exclude these items are used by Reed Elsevier as additional performance measures and are discussed later below. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made both in the year and prior year and assets held for sale. Constant currency growth rates are based on 2010 full year average and hedge exchange rates.)

Total revenue was £6,002m/€6,902m (2010: £6,055m/€7,084m). At constant currencies, revenue was flat compared with the prior year, but down 1% expressed in sterling and 3% in euros. Underlying revenue growth was 2%, or 3% excluding the net cycling out of biennial exhibitions. This compares with underlying revenue growth of 2% in the prior year, or 1% excluding biennial exhibition cycling. The underlying revenue performance reflects the continued portfolio development, new product introduction, expanded sales & marketing, and other actions taken to improve the business. Revenue performance across the business is described in the Operating Review.

Reported operating profit, after amortisation of acquired intangible assets, acquisition related costs and, in 2010, exceptional restructuring costs, was £1,205m/€1,386m (2010: £1,090m/€1,275m). The increase reflects the improved trading performance described in the Operating Review and no exceptional restructuring costs.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £359m/€413m (2010: £349m/€408m).

Exceptional restructuring costs were nil (2010: £57m/€67m, in respect of the restructuring of RBI). Acquisition related costs amounted to £52m/€59m (2010: £50m/€58m), most significantly in respect of technology integration within LexisNexis Risk Solutions. 2011 was the final year of the three year programme to integrate the ChoicePoint business acquired in late 2008. Disposals and other non operating losses were £21m/€25m (2010: £46m/€54m) including the share of disposal profits in joint ventures.

Net finance costs were lower at £235m/€270m (2010: £276m/€323m), reflecting the benefit of strong free cash flow, term debt redemptions and expiry of interest rate swaps.

The reported profit before tax was £948m/€1,090m (2010: £768m/€898m). The reported tax charge was £181m/€208m (2010: £120m/€140m). The reported net profit attributable to the parent companies’ shareholders was £760m/€874m (2010: £642m/€751m).

Reed Elsevier 2011 Results 11

Operating and financial review

Adjusted figures

	£			€			%	%
	2011 £m	2010 £m	Change %	2011 €m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Adjusted figures
Operating profit	1,626	1,555	+5%	1,870	1,819	+3%	+4%	+5%
Operating margin	27.1%	25.7%		27.1%	25.7%
Profit before tax	1,391	1,279	+9%	1,600	1,496	+7%	+7%
Net profit	1,060	983	+8%	1,219	1,150	+6%	+6%
Operating cash flow	1,515	1,519	0%	1,742	1,777	-2%	-1%
Operating cash flow conversion	93%	98%		93%	98%

(Reed Elsevier uses adjusted figures as additional performance measures. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information.)

Adjusted operating profit was £1,626m/€1,870m (2010: £1,555m/€1,819m), up 5% expressed in sterling and 3% in euros. At constant currencies, adjusted operating profits were up 4%. Underlying growth in adjusted operating profits was 5%. Profit performance across the business is described in the Operating Review.

Underlying costs were flat against the prior year despite business growth and additional spending on new product development and sales & marketing, reflecting the continued focus on process efficiency and procurement savings and the benefit of prior year restructuring. Total costs fell by 2% at constant currencies, including acquisitions and disposals.

The overall adjusted operating margin at 27.1% was 1.4 percentage points higher than in the prior year. This included a 0.4 percentage point benefit to margin of the multi-year subscription currency hedging programme and other currency translation effects.

Adjusted profit before tax was £1,391m/€1,600m (2010: £1,279m/€1,496m), up 9% expressed in sterling and 7% in euros, and up 7% at constant currencies, reflecting the increase in adjusted operating profits and the lower net interest expense.

The effective tax rate on adjusted profit before tax at 23.3% was 0.6 percentage points higher than in the prior year, reflecting the geographic mix of the net increase in pre-tax profits. The effective tax rate on adjusted profit before tax excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets. This more closely aligns with cash tax costs over the longer term. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Issues are raised during the course of regular tax audits and discussions including on the deductibility of interest on cross-border financing are ongoing. Although the outcome of open items cannot be predicted, no material impact on results is expected from such issues.

The adjusted net profit attributable to shareholders of £1,060m/€1,219m (2010: £983m/€1,150m) was up 8% expressed in sterling and 6% in euros, and up 6% at constant currencies.

Reed Elsevier 2011 Results 12

Operating and financial review

Cash flows

Adjusted operating cash flow was £1,515m/€1,742m (2010: £1,519m/€1,777m), flat expressed in sterling, down 2% in euros, and down 1% at constant currencies. The rate of conversion of adjusted operating profits into cash flow in the year was 93% (2010: 98%). The lower level of cash flow conversion reflects higher capital expenditure in 2011 and lower depreciation due to disposals and accelerated depreciation in 2010.

Capital expenditure included within adjusted operating cash flow was £350m/€403m (2010: £311m/€364m), including £265m/€305m (2010: £228m/€267m) in respect of capitalised development costs included within internally generated intangible assets. The increase from the prior year reflects the increased investment in new products and related infrastructure, particularly in the LexisNexis Legal & Professional business.

Free cash flow – after interest and taxation – was £1,062m/€1,221m (2010: £1,131m/€1,323m) before acquisition related spend and cash flows relating to prior year exceptional restructuring programmes. The decrease reflects higher taxes paid at £218m/€251m (2010: £101m/€118m) before taking account of tax relief in respect of acquisition related and exceptional restructuring spend, with 2010 benefiting from tax repayments from prior years.

Payments made in respect of acquisition related costs amounted to £38m/€44m (2010: £51m/€60m), principally in respect of the ChoicePoint integration. Payments in respect of the prior year exceptional restructuring programmes were £52m/€60m (2010: £99m/€116m), principally relating to severance and vacant property costs. Net tax paid was reduced by £5m/€6m (2010: £42m/€49m) in respect of acquisition related and exceptional restructuring spend.

Free cash flow before dividends was £977m/€1,123m (2010: £1,023m/€1,196m). Ordinary dividends paid to shareholders in the year, being the 2010 final and 2011 interim dividends, amounted to £497m/€572m (2010: £483m/€565m). Free cash flow after dividends was £480m/€551m (2010: £540m/€631m).

Cash spend on acquisitions, investments and the buy out of non-controlling interests was £557m/€640m, including debt acquired of £18m/€21m and deferred consideration of £25m/€29m on past acquisitions. An amount of £311m/€358m was capitalised in the year as acquired intangible assets and £300m/€345m as goodwill. Net cash proceeds from disposals amounted to £80m/€92m. Net tax paid increased by £5m/€6m (2010: £50m/€59m tax repayment) in respect of acquisitions and disposals.

Net proceeds from the exercise of share options were £9m/€10m (2010: £11m/€13m). No share repurchases were made by the parent companies in the year (2010: nil) and no shares of the parent companies were purchased by the employee benefit trust (2010: nil).

Debt

Net borrowings at 31 December 2011 were £3,433m/€4,119m, a decrease of £22m/increase of €76m since 31 December 2010. Excluding currency translation effects, net debt increased by £2m/€3m, with acquisitions funded from free cash flow and disposals. Expressed in US dollars, net borrowings at 31 December 2011 were $5,325m, a decrease of $62m in the year.

Gross borrowings, including fair value adjustments, at 31 December 2011 amounted to £4,282m/€5,138m (2010: £4,302m/€5,034m). The fair value of related derivative assets was £123m/€148m (2010: £105m/€123m). Cash balances totalled £726m/€871m (2010: £742m/€868m).

Reed Elsevier 2011 Results 13

Operating and financial review

As at 31 December 2011, after taking into account interest rate and currency derivatives, a total of 69% of Reed Elsevier’s gross borrowings were at fixed rates with a weighted average remaining life of 4.7 years and interest rate of 5.8%. Taking into account the cash balances and the fair value of derivatives, as at 31 December 2011, 86% of Reed Elsevier’s net borrowings were at fixed rates.

Net pension obligations, ie pension obligations less pension assets, at 31 December 2011 were £242m/€290m (2010: £170m/€199m) including a net deficit of £87m/€104m (2010: £24m/€28m) in respect of funded schemes. The increase reflects lower average discount rates at the end of the year compared with the end of the prior year.

The ratio of net debt to adjusted EBITDA (earnings before interest, tax, depreciation and amortisation) as at 31 December 2011 was 1.8x (2010: 1.9x), and 2.3x (2010: 2.5x) on a pensions and lease adjusted basis. Reed Elsevier targets ratios of net debt to adjusted EBITDA and free cash flow to net debt (on a pensions and lease adjusted basis) over the longer term consistent with a solid investment grade credit rating.

Liquidity

In May 2011, the first of two one year extension options was exercised on the $2.0bn committed bank facility taking the maturity to June 2014. This back up facility provides security of funding for $2.0bn of short term debt to June 2014. In January 2012, $450m of US term debt maturing in June 2012 was redeemed early, taking advantage of the make-whole election.

After taking account of committed bank facilities and available cash resources, no borrowings mature until 2014. The strong free cash flow of the business, the available resources and back up facilities, and Reed Elsevier’s ability to access debt capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.

Capital employed and returns

The capital employed at 31 December 2011 was £11,968m/€14,362m (2010: £11,661m/€13,643m) after adding back cumulative amortisation and impairment of acquired intangible assets and goodwill. The increase of £307m in sterling principally reflects acquisition activity and investments in new products and infrastructure. The increase of €719m in euros includes currency translation effects from the weakening of the euro since 31 December 2010.

The post-tax return on average capital employed in the year was 11.2% (2010: 10.6%). This is based on adjusted operating profits for the year, less tax at the effective rate, and the average of the capital employed at the beginning and end of the year, retranslated at the average exchange rates, adjusted to exclude the gross up to goodwill in respect of deferred tax liabilities established on acquisitions in relation to intangible assets. The increase in the return reflects the improved trading performance, strong cash flow and capital efficiency.

Reed Elsevier 2011 Results 14

Operating and financial review

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV			Change at constant currencies
	2011 pence	2010 pence	Change %	2011 €	2010 €	Change %
Reported earnings per share	32.4p	27.3p	+19%	€0.59	€0.51	+16%
Adjusted earnings per share	46.7p	43.4p	+8%	€0.83	€0.78	+6%	+6%
Ordinary dividend per share	21.55p	20.4p	+6%	€0.436	€0.412	+6%

The reported earnings per share for Reed Elsevier PLC shareholders was 32.4p (2010: 27.3p) and for Reed Elsevier NV shareholders was €0.59 (2010: €0.51). The increase reflects the improved trading performance, the lower net interest expense and no exceptional restructuring costs.

Adjusted earnings per share were up 8% at 46.7p (2010: 43.4p) and up 6% at €0.83 (2010: €0.78) for Reed Elsevier PLC and Reed Elsevier NV respectively. At constant currencies, the adjusted earnings per share of both companies increased by 6%.

The equalised final dividends proposed by the respective boards are 15.9p per share for Reed Elsevier PLC and €0.326 per share for Reed Elsevier NV, up 6% and 8% respectively against the prior year final dividends. This gives total dividends for the year of 21.55p (2010: 20.4p) and €0.436 (2010: €0.412), both up 6%. (The difference in growth rates in the equalised final dividends, and in the earlier interim dividends, reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.)

Dividend cover, based on adjusted earnings per share, and the total interim and proposed final dividends for the year, is 2.2 times (2010: 2.1x) for Reed Elsevier PLC and 1.9 times (2010: 1.9x) for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

PRINCIPAL RISKS

The principal risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of alternative free sources of information.

Reed Elsevier has established risk management practices that are embedded into the operations of the businesses, based on the framework in internal control issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and are reviewed by the Audit Committees and Boards. Important specific risks that have been identified and are being addressed include:

•	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and government funding.

•

Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our

Reed Elsevier 2011 Results 15

Operating and financial review

proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.

•

A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our products and services if we were unable to arrange for substitute sources in a timely manner or at all.

•

Our scientific, technical and medical (STM) primary publications, like those of most of our competitors, are principally published on a paid subscription basis. There is continuous debate in the government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.

•

Reed Elsevier’s businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.

•

Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•

We acquire businesses to reshape and strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions this could adversely affect our return on invested capital and financial condition.

•

Our businesses are increasingly dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. They could be adversely affected if our electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

•

Our businesses maintain databases and information online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss or litigation and increased regulation.

•

Our organisational and operational structures have increased dependency on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•

We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. Adverse changes to inter alia asset values, discount rates or inflation could increase future pension costs and funding requirements.

Reed Elsevier 2011 Results 16

Operating and financial review

•

Our businesses operate worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities or interpreted differently which could adversely affect our reported results.

•

The Reed Elsevier combined financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

•	Macro economic, political and market conditions may also adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.

•

As a world leading provider of professional information solutions to the Science, Medical, Risk, Legal and Business sectors we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.

•

Reed Elsevier and its businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through our paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

Reed Elsevier 2011 Results 17

Combined financial information

Condensed combined income statement

For the year ended 31 December 2011

	£		€
	2011 £m	2010 £m	2011 €m	2010 €m
Revenue	6,002	6,055	6,902	7,084
Cost of sales	(2,126)	(2,209)	(2,445)	(2,584)

Gross profit	3,876	3,846	4,457	4,500
Selling and distribution costs	(1,075)	(1,091)	(1,236)	(1,276)
Administration and other expenses	(1,626)	(1,687)	(1,870)	(1,974)

Operating profit before joint ventures	1,175	1,068	1,351	1,250
Share of results of joint ventures	30	22	35	25

Operating profit	1,205	1,090	1,386	1,275

Finance income	17	8	20	9
Finance costs	(252)	(284)	(290)	(332)

Net finance costs	(235)	(276)	(270)	(323)

Disposals and other non operating items	(22)	(46)	(26)	(54)

Profit before tax	948	768	1,090	898
Taxation	(181)	(120)	(208)	(140)

Net profit for the year	767	648	882	758

Attributable to:
Parent companies’ shareholders	760	642	874	751
Non-controlling interests	7	6	8	7

Net profit for the year	767	648	882	758

Adjusted profit figures are presented in notes 2 and 4 as additional performance measures.

Condensed combined statement of comprehensive income

For the year ended 31 December 2011

	£		€
	2011 £m	2010 £m	2011 €m	2010 €m
Net profit for the year	767	648	882	758
Exchange differences on translation of foreign operations	32	94	107	196
Actuarial losses on defined benefit pension schemes	(113)	(63)	(130)	(74)
Fair value movements on available for sale investments	(1)	—	(1)	—
Fair value movements on cash flow hedges	(24)	(58)	(28)	(68)
Transfer to net profit from hedge reserve (net of tax)	37	46	43	54
Tax recognised directly in equity	42	29	48	34

Other comprehensive (expense)/income for the year	(27)	48	39	142

Total comprehensive income for the year	740	696	921	900

Attributable to:
Parent companies’ shareholders	733	690	913	893
Non-controlling interests	7	6	8	7

Total comprehensive income for the year	740	696	921	900

Reed Elsevier 2011 Results 18

Combined financial information

Condensed combined statement of cash flows

For the year ended 31 December 2011

	£		€
	2011 £m	2010 £m	2011 € m	2010 €m
Cash flows from operating activities
Cash generated from operations	1,735	1,649	1,995	1,929
Interest paid	(247)	(295)	(284)	(345)
Interest received	12	8	14	9
Tax paid (net)	(218)	(9)	(251)	(10)

Net cash from operating activities	1,282	1,353	1,474	1,583

Cash flows from investing activities
Acquisitions	(481)	(50)	(553)	(58)
Purchases of property, plant and equipment	(85)	(83)	(98)	(97)
Expenditure on internally developed intangible assets	(265)	(228)	(305)	(267)
Purchase of investments	(10)	(5)	(11)	(6)
Proceeds from disposals of property, plant and equipment	7	7	8	8
Net proceeds of other disposals	80	6	92	7
Dividends received from joint ventures	33	24	38	28

Net cash used in investing activities	(721)	(329)	(829)	(385)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies	(497)	(483)	(572)	(565)
Distributions to non-controlling interests	(9)	(8)	(10)	(9)
Increase/(decrease) in short term bank loans, overdrafts and commercial paper	210	(143)	241	(168)
Repayment of other loans	(248)	(394)	(285)	(461)
Repayment of finance leases	(22)	(7)	(25)	(8)
Acquisition of non-controlling interests	(48)	—	(55)	—
Proceeds on issue of ordinary shares	9	11	10	13

Net cash used in financing activities	(605)	(1,024)	(696)	(1,198)

Decrease in cash and cash equivalents	(44)	—	(51)	—

Movement in cash and cash equivalents
At start of year	742	734	868	822
Decrease in cash and cash equivalents	(44)	—	(51)	—
Exchange translation differences	28	8	54	46

At end of year	726	742	871	868

Adjusted operating cash flow figures are presented in note 4 as additional performance measures.

Reed Elsevier 2011 Results 19

Combined financial information

Condensed combined statement of financial position

As at 31 December 2011

	£		€
	2011 £m	2010 £m	2011 € m	2010 €m
Non-current assets
Goodwill	4,729	4,441	5,675	5,196
Intangible assets	3,494	3,457	4,192	4,045
Investments in joint ventures	124	136	149	159
Other investments	64	48	77	56
Property, plant and equipment	288	291	346	341
Net pension assets	—	55	—	64
Deferred tax assets	212	151	254	177

	8,911	8,579	10,693	10,038

Current assets
Inventories and pre-publication costs	190	228	228	267
Trade and other receivables	1,483	1,475	1,780	1,725
Derivative financial instruments	149	134	179	157
Cash and cash equivalents	726	742	871	868

	2,548	2,579	3,058	3,017

Assets held for sale	44	—	53	—

Total assets	11,503	11,158	13,804	13,055

Current liabilities
Trade and other payables	2,657	2,584	3,188	3,023
Derivative financial instruments	69	80	83	94
Borrowings	982	516	1,178	604
Taxation	677	646	813	755
Provisions	39	71	47	83

	4,424	3,897	5,309	4,559

Non-current liabilities
Borrowings	3,300	3,786	3,960	4,430
Deferred tax liabilities	1,236	1,192	1,483	1,395
Net pension obligations	242	225	290	263
Provisions	87	88	105	103

	4,865	5,291	5,838	6,191

Liabilities associated with assets held for sale	17	—	21	—

Total liabilities	9,306	9,188	11,168	10,750

Net assets	2,197	1,970	2,636	2,305

Capital and reserves
Combined share capitals	223	224	268	262
Combined share premiums	2,723	2,754	3,268	3,222
Combined shares held in treasury	(663)	(677)	(796)	(792)
Translation reserve	88	29	297	229
Other combined reserves	(199)	(387)	(431)	(648)

Combined shareholders’ equity	2,172	1,943	2,606	2,273
Non-controlling interests	25	27	30	32

Total equity	2,197	1,970	2,636	2,305

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 15 February 2012.

Reed Elsevier 2011 Results 20

Combined financial information

Condensed combined statement of changes in equity

For the year ended 31 December 2011

	£
	Combined shareholders’ equity
	Combined share capitals	Combined share premiums	Combined shares held in treasury	Translation reserve	Other combined reserves	Total	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2011	224	2,754	(677)	29	(387)	1,943	27	1,970
Total comprehensive income for the year	—	—	—	32	701	733	7	740
Dividends paid	—	—	—	—	(497)	(497)	(9)	(506)
Issue of ordinary shares, net of expenses	—	9	—	—	—	9	—	9
Increase in share based remuneration reserve	—	—	—	—	27	27	—	27
Settlement of share awards	—	—	7	—	(7)	—	—	—
Acquisitions	—	—	—	—	—	—	5	5
Acquisitions of non-controlling interests	—	—	—	—	(43)	(43)	(5)	(48)
Exchange differences on translation of capital and reserves	(1)	(40)	7	27	7	—	—	—

Balance at 31 December 2011	223	2,723	(663)	88	(199)	2,172	25	2,197

Balance at 1 January 2010	225	2,807	(698)	(100)	(502)	1,732	27	1,759
Total comprehensive income for the year	—	—	—	94	596	690	6	696
Dividends paid	—	—	—	—	(483)	(483)	(8)	(491)
Issue of ordinary shares, net of expenses	—	11	—	—	—	11	—	11
Decrease in share based remuneration reserve	—	—	—	—	(7)	(7)	—	(7)
Settlement of share awards	—	—	9	—	(9)	—	—	—
Exchange differences on translation of capital and reserves	(1)	(64)	12	35	18	—	2	2

Balance at 31 December 2010	224	2,754	(677)	29	(387)	1,943	27	1,970

Reed Elsevier 2011 Results 21

Combined financial information

Condensed combined statement of changes in equity

For the year ended 31 December 2011

	€
	Combined shareholders’ equity
	Combined share capitals	Combined share premiums	Combined shares held in treasury	Translation reserve	Other combined reserves	Total	Non-controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m	€m
Balance at 1 January 2011	262	3,222	(792)	229	(648)	2,273	32	2,305
Total comprehensive income for the year	—	—	—	107	806	913	8	921
Dividends paid	—	—	—	—	(572)	(572)	(10)	(582)
Issue of ordinary shares, net of expenses	—	10	—	—	—	10	—	10
Increase in share based remuneration reserve	—	—	—	—	31	31	—	31
Settlement of share awards	—	—	8	—	(8)	—	—	—
Acquisitions	—	—	—	—	—	—	6	6
Acquisitions of non-controlling interests	—	—	—	—	(49)	(49)	(6)	(55)
Exchange differences on translation of capital and reserves	6	36	(12)	(39)	9	—	—	—

Balance at 31 December 2011	268	3,268	(796)	297	(431)	2,606	30	2,636

Balance at 1 January 2010	252	3,144	(782)	79	(753)	1,940	30	1,970
Total comprehensive income for the year	—	—	—	196	697	893	7	900
Dividends paid	—	—	—	—	(565)	(565)	(9)	(574)
Issue of ordinary shares, net of expenses	—	13	—	—	—	13	—	13
Decrease in share based remuneration reserve	—	—	—	—	(8)	(8)	—	(8)
Settlement of share awards	—	—	11	—	(11)	—	—	—
Exchange differences on translation of capital and reserves	10	65	(21)	(46)	(8)	—	4	4

Balance at 31 December 2010	262	3,222	(792)	229	(648)	2,273	32	2,305

Reed Elsevier 2011 Results 22

Notes to the combined financial information

1	Basis of preparation

The Reed Elsevier condensed combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).

The combined financial information, presented in condensed form, has been abridged from the audited combined financial statements for the year ended 31 December 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board and on which the auditors have issued an unqualified opinion. The Reed Elsevier accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2010 on pages 90 to 96. The combined financial information has been prepared in accordance with those accounting policies. Financial information is presented in both sterling and euros.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the year ended 31 December 2011.

Reed Elsevier 2011 Results 23

Notes to the combined financial information

2	Segment analysis

Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards. With effect from 1 January 2011 LexisNexis was reorganised as two separate businesses, LexisNexis Risk Solutions and LexisNexis Legal & Professional, which are accordingly now presented separately. Comparative figures have been restated on a pro forma basis as if the businesses had operated separately in the prior year.

Adjusted operating profit is one of the key segmental profit measures used by Reed Elsevier in assessing performance. Adjusted operating profit is defined as operating profit before the amortisation of acquired intangible assets, exceptional restructuring (none in 2011) and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 4.

Revenue

	£		€
	2011 £m	2010 £m	2011 € m	2010 €m
Business segment
Elsevier	2,058	2,026	2,367	2,370
LexisNexis Risk Solutions	908	927	1,044	1,085
LexisNexis Legal & Professional	1,634	1,691	1,879	1,978
Reed Exhibitions	707	693	813	811
Reed Business Information	695	718	799	840

Total	6,002	6,055	6,902	7,084

Geographical origin
North America	3,103	3,213	3,569	3,759
United Kingdom	947	907	1,089	1,061
The Netherlands	616	620	708	726
Rest of Europe	783	825	900	965
Rest of world	553	490	636	573

Total	6,002	6,055	6,902	7,084

Geographical market
North America	3,219	3,303	3,702	3,864
United Kingdom	485	490	558	573
The Netherlands	189	204	217	239
Rest of Europe	1,095	1,131	1,259	1,323
Rest of world	1,014	927	1,166	1,085

Total	6,002	6,055	6,902	7,084

Adjusted operating profit

	£		€
	2011 £m	2010 £m	2011 € m	2010 €m
Business segment
Elsevier	768	724	883	847
LexisNexis Risk Solutions	362	354	416	414
LexisNexis Legal & Professional	229	238	263	279
Reed Exhibitions	167	158	192	185
Reed Business Information	110	89	127	104

Subtotal	1,636	1,563	1,881	1,829
Corporate costs	(44)	(34)	(50)	(40)
Unallocated net pension financing credit	34	26	39	30

Total	1,626	1,555	1,870	1,819

Reed Elsevier 2011 Results 24

Notes to the combined financial information

2	Segment analysis (continued)

Operating profit

	£		€
	2011 £m	2010 £m	2011 € m	2010 €m
Business segment
Elsevier	695	647	799	757
LexisNexis Risk Solutions	181	165	208	193
LexisNexis Legal & Professional	144	159	166	186
Reed Exhibitions	132	127	152	149
Reed Business Information	68	—	78	—

Subtotal	1,220	1,098	1,403	1,285
Corporate costs	(49)	(34)	(56)	(40)
Unallocated net pension financing credit	34	26	39	30

Total	1,205	1,090	1,386	1,275

The unallocated net pension financing credit of £34m/€39m (2010: £26m/€30m) comprises the expected return on pension scheme assets of £235m/€270m (2010: £217m/€254m) less interest on pension scheme liabilities of £201m/€231m (2010: £191m/€224m).

Reed Elsevier 2011 Results 25

Notes to the combined financial information

3	Combined statement of cash flows

Reconciliation of operating profit before joint ventures to cash generated from operations

	£		€
	2011 £m	2010 £m	2011 € m	2010 €m
Operating profit before joint ventures	1,175	1,068	1,351	1,250

Amortisation of acquired intangible assets	355	345	408	404
Amortisation of internally developed intangible assets	132	158	152	185
Depreciation of property, plant and equipment	75	79	86	92
Share based remuneration	27	(7)	31	(8)

Total non cash items	589	575	677	673

Movement in working capital	(29)	6	(33)	6

Cash generated from operations	1,735	1,649	1,995	1,929

Reconciliation of net borrowings

	£
	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2011 £m	2010 £m
At start of year	742	(4,302)	105	(3,455)	(3,931)

Decrease in cash and cash equivalents	(44)	—	—	(44)	—
Decrease in borrowings	—	60	—	60	544

Changes resulting from cash flows	(44)	60	—	16	544

Borrowings in acquired businesses	—	(18)	—	(18)	—
Inception of finance leases	—	(8)	—	(8)	(2)
Fair value adjustments	—	(9)	17	8	11
Exchange translation differences	28	(5)	1	24	(77)

At end of year	726	(4,282)	123	(3,433)	(3,455)

	€
	Cash & cash equivalents €m	Borrowings € m	Related derivative financial instruments €m	2011 € m	2010 €m
At start of year	868	(5,034)	123	(4,043)	(4,402)

Decrease in cash and cash equivalents	(51)	—	—	(51)	—
Decrease in borrowings	—	69	—	69	637

Changes resulting from cash flows	(51)	69	—	18	637

Borrowings in acquired businesses	—	(21)	—	(21)	—
Inception of finance leases	—	(9)	—	(9)	(2)
Fair value adjustments	—	(11)	20	9	13
Exchange translation differences	54	(132)	5	(73)	(289)

At end of year	871	(5,138)	148	(4,119)	(4,043)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

Reed Elsevier 2011 Results 26

Notes to the combined financial information

3	Combined statement of cash flows (continued)

Borrowings by year of repayment

	£		€
	2011 £m	2010 £m	2011 € m	2010 €m
Within 1 year	982	516	1,178	604

Within 1 to 2 years	621	389	745	455
Within 2 to 3 years	727	644	873	754
Within 3 to 4 years	189	825	227	965
Within 4 to 5 years	401	188	481	220
After 5 years	1,362	1,740	1,634	2,036

After 1 year	3,300	3,786	3,960	4,430

Total	4,282	4,302	5,138	5,034

Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2011 by a $2,000m (£1,290m/€1,548m) committed bank facility, which was undrawn. This back up facility provides security of funding for $2,000m of short term debt to June 2014.

Reed Elsevier 2011 Results 27

Notes to the combined financial information

4	Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before the amortisation of acquired intangible assets, exceptional restructuring (none in 2011) and acquisition related costs, disposal gains and losses and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs in 2010 related to the restructuring of the Reed Business Information business. Acquisition related costs relate to acquisition integration and professional and other transaction related fees and adjustments to deferred and contingent consideration. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to exceptional restructuring and acquisition related costs. Adjusted figures are derived as follows:

	£		€
	2011 £m	2010 £m	2011 € m	2010 €m
Operating profit	1,205	1,090	1,386	1,275
Adjustments:
Amortisation of acquired intangible assets	359	349	413	408
Exceptional restructuring costs	—	57	—	67
Acquisition related costs	52	50	59	58
Share of disposal profit in joint ventures	(1)	—	(1)	—
Reclassification of tax in joint ventures	11	9	13	11

Adjusted operating profit	1,626	1,555	1,870	1,819

Profit before tax	948	768	1,090	898
Adjustments:
Amortisation of acquired intangible assets	359	349	413	408
Exceptional restructuring costs	—	57	—	67
Acquisition related costs	52	50	59	58
Reclassification of tax in joint ventures	11	9	13	11
Disposals and other non operating items	21	46	25	54

Adjusted profit before tax	1,391	1,279	1,600	1,496

Net profit attributable to parent companies’ shareholders	760	642	874	751
Adjustments (post-tax):
Amortisation of acquired intangible assets	355	337	408	394
Exceptional restructuring costs	—	37	—	44
Acquisition related costs	33	30	38	35
Disposals and other non operating items	16	37	19	43
Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	(104)	(100)	(120)	(117)

Adjusted net profit attributable to parent companies’ shareholders	1,060	983	1,219	1,150

Cash generated from operations	1,735	1,649	1,995	1,929
Dividends received from joint ventures	33	24	38	28
Purchases of property, plant and equipment	(85)	(83)	(98)	(97)
Proceeds from disposals of property, plant and equipment	7	7	8	8
Expenditure on internally developed intangible assets	(265)	(228)	(305)	(267)
Payments relating to exceptional restructuring costs	52	99	60	116
Payments relating to acquisition related costs	38	51	44	60

Adjusted operating cash flow	1,515	1,519	1,742	1,777

Reed Elsevier 2011 Results 28

Notes to the combined financial information

5	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	£		€
	2011 £m	2010 £m	2011 € m	2010 €m
At start of year	(170)	(235)	(199)	(263)
Service cost (including curtailment credits of £9m/€10m (2010: £17m/€20m))	(57)	(48)	(65)	(56)
Interest on pension scheme liabilities	(201)	(191)	(231)	(224)
Expected return on scheme assets	235	217	270	254
Actuarial losses	(113)	(63)	(130)	(74)
Contributions by employer	66	154	76	180
Exchange translation differences	(2)	(4)	(11)	(16)

At end of year	(242)	(170)	(290)	(199)

The net pension deficit comprises:

	£		€
	2011 £m	2010 £m	2011 € m	2010 €m
Fair value of scheme assets	3,634	3,507	4,361	4,103
Defined benefit obligations of funded schemes	(3,721)	(3,531)	(4,465)	(4,131)

Net deficit of funded schemes	(87)	(24)	(104)	(28)
Defined benefit obligations of unfunded schemes	(155)	(146)	(186)	(171)

Net deficit	(242)	(170)	(290)	(199)

6	Provisions

The amount recognised in the statement of financial position in respect of provisions at the start and end of the year and the movements during the year were as follows:

	£		€
	2011 £m	2010 £m	2011 € m	2010 €m
At start of year	159	195	186	219
Charged	16	67	18	78
Utilised	(49)	(104)	(56)	(122)
Exchange translation differences	—	1	4	11

At end of year	126	159	152	186

The amount as at 31 December 2011 comprises property provisions of £109m/€131m (2010: £105m/€123m), relating to sub-lease shortfalls and guarantees given in respect of certain property leases, and restructuring provisions of £17m/€21m (2010: £54m/€63m).

7	Related party transactions

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier in the year ended 31 December 2011.

Reed Elsevier 2011 Results 29

Notes to the combined financial information

8	Exchange translation rates

In preparing the combined financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	2011	2010	2011	2010
Euro to sterling	1.15	1.17	1.20	1.17
US dollars to sterling	1.60	1.55	1.55	1.56
US dollars to euro	1.39	1.32	1.29	1.33

Reed Elsevier 2011 Results 30

Reed Elsevier PLC

Summary financial information

Condensed consolidated income statement

For the year ended 31 December 2011

	£
	2011 £m	2010 £m
Administrative expenses	(2)	(2)
Effect of tax credit equalisation on distributed earnings	(13)	(13)
Share of results of joint ventures	404	342

Operating profit	389	327
Finance income	1	1

Profit before tax	390	328
Taxation	(1)	(1)

Net profit attributable to ordinary shareholders	389	327

Condensed consolidated statement of comprehensive income

For the year ended 31 December 2011

	£
	2011 £m	2010 £m
Net profit attributable to ordinary shareholders	389	327
Share of joint ventures’ other comprehensive (expense)/income for the year	(14)	25

Total comprehensive income for the year	375	352

Earnings per ordinary share

For the year ended 31 December 2011

£
	2011 pence	2010 pence
Basic earnings per share	32.4p	27.3p
Diluted earnings per share	32.1p	27.1p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2011 Results 31

Reed Elsevier PLC

Summary financial information

Condensed consolidated statement of cash flows

For the year ended 31 December 2011

	£
	2011 £m	2010 £m
Cash flows from operating activities
Cash used by operations	(2)	(2)
Interest received	1	1
Tax paid	(1)	(3)

Net cash used in operating activities	(2)	(4)

Cash flows from investing activities
Dividends received from joint ventures	600	589
Increase in investment in joint ventures	—	(596)

Net cash from/(used in) investing activities	600	(7)

Cash flows from financing activities
Equity dividends paid	(248)	(245)
Proceeds on issue of ordinary shares	8	9
(Increase)/decrease in net funding balances due from joint ventures	(358)	247

Net cash (used in)/from financing activities	(598)	11

Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position

As at 31 December 2011

	£
	2011 £m	2010 £m
Non-current assets
Investments in joint ventures	1,158	1,037

Total assets	1,158	1,037

Current liabilities
Taxation	9	9

Total liabilities	9	9

Net assets	1,149	1,028

Capital and reserves
Called up share capital	180	180
Share premium account	1,176	1,168
Shares held in treasury (including in joint ventures)	(308)	(312)
Capital redemption reserve	4	4
Translation reserve	159	142
Other reserves	(62)	(154)

Total equity	1,149	1,028

Approved by the board of directors, 15 February 2012.

Reed Elsevier 2011 Results 32

Reed Elsevier PLC

Summary financial information

Condensed consolidated statement of changes in equity

For the year ended 31 December 2011

	£
	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2011	180	1,168	(312)	4	142	(154)	1,028
Total comprehensive income for the year	—	—	—	—	17	358	375
Equity dividends paid	—	—	—	—	—	(248)	(248)
Issue of ordinary shares, net of expenses	—	8	—	—	—	—	8
Share of joint ventures’ settlement of share awards	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	14	14
Share of joint ventures’ acquisition of non-controlling interest	—	—	—	—	—	(23)	(23)
Equalisation adjustments	—	—	—	—	—	(5)	(5)

Balance at 31 December 2011	180	1,176	(308)	4	159	(62)	1,149

Balance at 1 January 2010	180	1,159	(317)	4	92	(202)	916
Total comprehensive income for the year	—	—	—	—	50	302	352
Equity dividends paid	—	—	—	—	—	(245)	(245)
Issue of ordinary shares, net of expenses	—	9	—	—	—	—	9
Share of joint ventures’ settlement of share awards	—	—	5	—	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve	—	—	—	—	—	(4)	(4)

Balance at 31 December 2010	180	1,168	(312)	4	142	(154)	1,028

Reed Elsevier 2011 Results 33

Reed Elsevier PLC

Summary financial information

Notes to the summary financial information

1	Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings.

The summary financial information, presented in condensed form, has been prepared on the basis of the group accounting policies of Reed Elsevier PLC. The Reed Elsevier PLC group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on page 152 of the Reed Elsevier Annual Reports and Financial Statements 2010. The auditors have reported on the consolidated financial statements of Reed Elsevier PLC. Their report was unqualified, did not draw attention to any matters of emphasis, and did not contain statements under s498(2) or (3) of the United Kingdom Companies Act 2006.

The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2011.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

	£
	Net profit attributable to ordinary shareholders		Basic earnings per share
	2011 £m	2010 £m	2011 pence	2010 pence
Reported figures	389	327	32.4p	27.3p
Effect of tax credit equalisation on distributed earnings	13	13	1.0p	1.1p

Net profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	402	340	33.4p	28.4p
Share of adjustments in joint ventures	159	180	13.3p	15.0p

Adjusted figures	561	520	46.7p	43.4p

3	Dividends

Dividends declared in the year

	2011 pence	2010 pence	2011 £m	2010 £m
Ordinary shares
Final for prior financial year	15.0p	15.0p	180	180
Interim for financial year	5.65p	5.4p	68	65

Total	20.65p	20.4p	248	245

The Directors of Reed Elsevier PLC have proposed a final dividend per ordinary share of 15.9p (2010: 15.0p). The cost of the final dividend, if approved by shareholders, is expected to be £191m. No liability has been recognised at the statement of financial position date. The Reed Elsevier PLC final dividend as approved will be paid on 21 May 2012, with ex-dividend and record dates of 25 April 2012 and 27 April 2012 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Reed Elsevier 2011 Results 34

Reed Elsevier PLC

Summary financial information

3	Dividends (continued)

Dividends paid and proposed relating to the financial year

	2011 pence	2010 pence
Ordinary shares
Interim (paid)	5.65p	5.4p
Final (proposed)	15.90p	15.0p

Total	21.55p	20.4p

4	Share capital and treasury shares

	2011			2010
	Shares in issue millions	Treasury shares millions	Shares in issue net of treasury shares millions	Shares in issue net of treasury shares millions
Number of ordinary shares
At start of year	1,249.3	(48.9)	1,200.4	1,197.7
Issue of ordinary shares	1.6	—	1.6	2.0
Net release of shares by employee benefit trust	—	0.6	0.6	0.7

At end of year	1,250.9	(48.3)	1,202.6	1,200.4

Average number of ordinary shares during the year			1,202.0	1,199.1

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £3,920m at 31 December 2011 (2010: £3,924m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier PLC in the year ended 31 December 2011.

Reed Elsevier 2011 Results 35

Reed Elsevier NV

Summary financial information

Condensed consolidated income statement

For the year ended 31 December 2011

	€
	2011 € m	2010 €m
Administrative expenses	(2)	(2)
Share of results of joint ventures	420	367

Operating profit	418	365
Finance income	20	14

Profit before tax	438	379
Taxation	(1)	(3)

Net profit attributable to ordinary shareholders	437	376

Condensed consolidated statement of comprehensive income

For the year ended 31 December 2011

	€
	2011 € m	2010 €m
Net profit attributable to ordinary shareholders	437	376
Share of joint ventures’ other comprehensive income for the year	20	71

Total comprehensive income for the year	457	447

Earnings per ordinary share

For the year ended 31 December 2011

	€
	2011 €	2010 €
Basic earnings per share	€0.59	€0.51
Diluted earnings per share	€0.59	€0.51

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2011 Results 36

Reed Elsevier NV

Summary financial information

Condensed consolidated statement of cash flows

For the year ended 31 December 2011

	€
	2011 € m	2010 €m
Cash flows from operating activities
Cash used by operations	(3)	(1)
Interest received	20	14
Tax paid	(5)	(4)

Net cash from operating activities	12	9

Cash flows from investing activities
Dividends received from joint ventures	—	1,093
Increase in investment in joint ventures	—	(719)

Net cash from investing activities	—	374

Cash flows from financing activities
Equity dividends paid	(289)	(281)
Proceeds on issue of ordinary shares	2	2
Decrease/(increase) in net funding balances due from joint ventures	275	(104)

Net cash used in financing activities	(12)	(383)

Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position

As at 31 December 2011

	€
	2011 € m	2010 €m
Non-current assets
Investments in joint ventures	1,359	1,198
Current assets
Amounts due from joint ventures	2	2
Cash and cash equivalents	3	3

	5	5

Total assets	1,364	1,203

Current liabilities
Payables	10	11
Taxation	51	55

Total liabilities	61	66

Net assets	1,303	1,137

Capital and reserves
Share capital issued	54	54
Paid-in surplus	2,171	2,169
Shares held in treasury (including in joint ventures)	(432)	(433)
Translation reserve	6	(51)
Other reserves	(496)	(602)

Total equity	1,303	1,137

Approved by the Combined Board of directors, 15 February 2012.

Reed Elsevier 2011 Results 37

Reed Elsevier NV

Summary financial information

Condensed consolidated statement of changes in equity

For the year ended 31 December 2011

	€
	Share capital	Paid-in surplus	Shares held in treasury	Translation reserve	Other reserves	Total equity
	€m	€m	€m	€m	€m	€m
Balance at 1 January 2011	54	2,169	(433)	(51)	(602)	1,137
Total comprehensive income for the year	—	—	—	54	403	457
Equity dividends paid	—	—	—	—	(289)	(289)
Issue of ordinary shares, net of expenses	—	2	—	—	—	2
Share of joint ventures’ settlement of share awards	—	—	4	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	16	16
Share of joint ventures’ acquisition of non-controlling interest	—	—	—	—	(25)	(25)
Equalisation adjustments	—	—	—	—	5	5
Exchange translation differences	—	—	(3)	3	—	—

Balance at 31 December 2011	54	2,171	(432)	6	(496)	1,303

Balance at 1 January 2010	53	2,168	(434)	(153)	(664)	970
Total comprehensive income for the year	—	—	—	98	349	447
Equity dividends paid	—	—	—	—	(281)	(281)
Issue of ordinary shares, net of expenses	1	1	—	—	—	2
Share of joint ventures’ settlement of share awards	—	—	5	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve	—	—	—	—	(4)	(4)
Equalisation adjustments	—	—	—	—	3	3
Exchange translation differences	—	—	(4)	4	—	—

Balance at 31 December 2010	54	2,169	(433)	(51)	(602)	1,137

Reed Elsevier 2011 Results 38

Reed Elsevier NV

Summary financial information

Notes to the summary financial information

1	Basis of preparation

The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings.

The summary financial information, presented in condensed form, has been prepared on the basis of the group accounting policies of Reed Elsevier NV. The Reed Elsevier NV group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on pages 172 to 173 of the Reed Elsevier Annual Reports and Financial Statements 2010. The auditors have reported on the consolidated financial statements of Reed Elsevier NV. Their report was unqualified, did not draw attention to any matters of emphasis, and did not contain statements under Article 2:395 of the Netherlands Civil Code.

The Combined Board of Reed Elsevier NV, having made appropriate enquiries, considers that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2011.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

	€
	Net profit attributable to ordinary shareholders		Basic earnings per share
	2011 € m	2010 €m	2011 €	2010 €
Reported figures	437	376	€0.59	€0.51
Share of adjustments in joint ventures	173	199	€0.24	€0.27

Adjusted figures	610	575	€0.83	€0.78

3	Dividends

Dividends declared in the year

	€
	2011 €	2010 €	2011 € m	2010 € m
Ordinary shares
Final for prior financial year	€0.303	€0.293	212	205
Interim for financial year	€0.110	€0.109	77	76

Total	€0.413	€0.402	289	281

R shares	—	—	—	—

The Directors of Reed Elsevier NV have proposed a final dividend per ordinary share of €0.326 (2010: €0.303). The cost of the final dividend, if approved by shareholders, is expected to be €228m. No liability has been recognised at the statement of financial position date. The Reed Elsevier NV final dividend as approved will be paid on 21 May 2012, with ex-dividend and record dates of 26 April 2012 and 30 April 2012 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Reed Elsevier 2011 Results 39

Reed Elsevier NV

Summary financial information

3	Dividends (continued)

Dividends paid and proposed relating to the financial year

	€
	2011 €	2010 €
Ordinary shares
Interim (paid)	€0.110	€0.109
Final (proposed)	€0.326	€0.303

Total	€0.436	€0.412

R shares	—	—

4	Share capital and treasury shares

	2011			2010
	Shares in issue millions	Treasury shares millions	Shares in issue net of treasury shares millions	Shares in issue net of treasury shares millions
Number of ordinary shares
At start of year	723.9	(31.7)	692.2	691.5
Issue of ordinary shares	0.2	—	0.2	0.2
Net release of shares by employee benefit trust	—	0.4	0.4	0.5

At end of year	724.1	(31.3)	692.8	692.2

Average number of equivalent ordinary shares during the year			735.3	734.5

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% indirect interest in the company’s share capital.

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €4,704m at 31 December 2011 (2010: €4,591m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier NV in the year ended 31 December 2011.

Reed Elsevier 2011 Results 40

Additional information for

US investors

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 8 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.

Combined income statement

	$
	2011 US$m	2010 US$m
Revenue	9,603	9,385
Operating profit	1,928	1,690
Profit before tax	1,517	1,190
Net profit attributable to parent companies’ shareholders	1,216	995

Adjusted operating profit	2,602	2,410
Adjusted profit before tax	2,226	1,982
Adjusted net profit attributable to parent companies’ shareholders	1,696	1,524

Basic earnings per American Depositary Share (ADS)	US$	US$
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$2.07	$1.69
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.64	$1.35
Adjusted earnings per American Depositary Share (ADS)
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$2.99	$2.69
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$2.31	$2.07

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted net profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.

Combined statement of cash flows

	$
	2011 US$m	2010 US$m
Net cash from operating activities	2,052	2,097
Net cash used in investing activities	(1,154)	(510)
Net cash used in financing activities	(968)	(1,587)

Decrease in cash and cash equivalents	(70)	—

Adjusted operating cash flow	2,424	2,354

Reed Elsevier 2011 Results 41

Additional information for

US investors

Combined statement of financial position

	$
	2011 US$m	2010 US$m
Non-current assets	13,812	13,383
Current assets	3,949	4,023
Assets held for sale	68	—

Total assets	17,829	17,406

Current liabilities	6,857	6,079
Non-current liabilities	7,541	8,254
Liabilities associated with assets held for sale	26	—

Total liabilities	14,424	14,333

Net assets	3,405	3,073

Reed Elsevier 2011 Results 42

Investor Information

Notes for Editors

Reed Elsevier Group plc is a world leading provider of professional information solutions to the science and medical, legal, risk management, and business to business sectors. The group employs more than 30,000 people, including more than 16,000 in North America. Reed Elsevier reported revenues for 2011 of £6,002m/€6,902m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £12bn/€14bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

The Reed Elsevier Annual Reports and Financial Statements 2011 will be available on the Reed Elsevier website at www.reedelsevier.com from 12 March 2012. Copies of the Annual Reports and Financial Statements 2011 are expected to be posted to shareholders in Reed Elsevier PLC on 23 March 2012, and will be available to shareholders in Reed Elsevier NV on request. Copies of the 2011 Results Announcement are available to the public on the Reed Elsevier website and from the respective companies:

Reed Elsevier PLC 1-3 Strand London WC2N 5JR United Kingdom	Reed Elsevier NV Radarweg 29 1043 NX Amsterdam The Netherlands